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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

John H. Harland Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

412693103

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 9 Pages

CUSIP No. 412693103	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	Richard W. Courts, II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐ (b)☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER
NUMBER OF		39,600
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY		1,560,800
EACH
REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH		39,600

	8	SHARED DISPOSITIVE POWER
		1,560,800

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,560,800 (not to be construed as an admission of beneficial ownership of all shares)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.3% (based on 29,412,524 shares of common stock reported as outstanding by the issuer in its Form 10-Q for the quarter ended September 27, 2002)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No. 412693103	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	Lynda B. Courts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐ (b)☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER
NUMBER OF		2,200
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH		2,200

	8	SHARED DISPOSITIVE POWER
		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,200

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Less than .1% (based on 29,412,524 shares of common stock reported as outstanding by the issuer in its Form 10-Q for the quarter ended September 27, 2002)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No. 412693103	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	Atlantic Investment Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐ (b)☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Georgia

	5	SOLE VOTING POWER
NUMBER OF		1,019,000
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH		1,019,000

	8	SHARED DISPOSITIVE POWER
		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,019,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.5% (based on 29,412,524 shares of common stock reported as outstanding by the issuer in its Form 10-Q for the quarter ended September 27, 2002)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No. 412693103	13G	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	Courts Foundation, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐ (b)☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Georgia

	5	SOLE VOTING POWER
NUMBER OF		500,000
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH		500,000

	8	SHARED DISPOSITIVE POWER
		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	500,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.7% (based on 29,412,524 shares of common stock reported as outstanding by the issuer in its Form 10-Q for the quarter ended September 27, 2002)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	EP

CUSIP No. 412693103	13G	Page 6 of 9 Pages

Item 1(A). Name of Issuer:

John H. Harland Company

Item 1(B). Address of Issuer’s Principal Executive Offices:

2939 Miller Road Decatur, Georgia 30035

Item 2(A). Name of Person Filing:

Richard W. Courts, II Lynda B. Courts Atlantic Investment Company Courts Foundation, Inc.

Items 2(B). Address of Principal Business Office, or, If None, Residence:

The Hurt Building 50 Hurt Plaza Atlanta, Georgia 30303

Item 2(C). Citizenship:

Richard W. Courts, II, United States of America
Lynda B. Courts, United States of America
Atlantic Investment Company, incorporated under the laws of the State of Georgia
Courts Foundation, Inc., organized under the laws of the State of Georgia

Item 2(D). Title of Class of Securities:

Common Stock

Item 2(E). CUSIP Number:

412693103

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act

CUSIP No. 412693103	13G	Page 7 of 9 Pages

(e)	☐	of 1940 (15 U.S.C. 80a-8). An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☒	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F) (as to Courts Foundation, Inc.);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

      (a)  Amount beneficially owned:

      Richard W. Courts, II is the direct owner of 39,600 shares of common stock. As Chairman of Atlantic Investment Company, he has voting and investment power over 1,019,000 shares of common stock. As President of the Courts Foundation, Inc., he has voting and investment power over 500,000 shares of common stock. His wife Lynda B. Courts directly owns 2,200 shares of common stock; however, Mr. Courts disclaims beneficial ownership of these shares.

      Lynda B. Courts directly owns 2,200 shares of common stock.

      Sapelo L.P. directly owns 1,019,000 shares of common stock. Atlantic Investment Company, as general partner, has sole investment and voting power over the 1,019,000 shares held by Sapelo L.P.

      Courts Foundation, Inc. directly owns 500,000 shares of common stock.

      (b)  Percent of class:

      5.3% in the aggregate, based on 29,412,524 shares of common stock reported as outstanding by John H. Harland Company in its Form 10-Q for the quarter ended September 27, 2002.

CUSIP No. 412693103	13G	Page 8 of 9 Pages

      (c)  Number of shares as to which such person has:

			(iii)	(iv)
	(i)	(ii)	Sole Power to	Shared Power to
	Sole Power to Vote	Shared Power to	Dispose or to	Dispose or to
	or to Direct the	Vote or to Direct	Direct the	Direct the
	Vote	the Vote	Disposition of	Disposition of

Richard W. Courts, II	39,600	1,560,800	39,600	1,560,800
Lynda B. Courts	2,200	0	2,200	0
Atlantic Investment Company	1,019,000	0	1,019,000	0
Courts Foundation, Inc.	500,000	0	500,000	0

Item 5. Ownership of Five Percent or Less of a Class.

      Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of another Person.

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

      Not applicable.

Item 8. Identification and Classification of Member of the Group.

      Not applicable.

Item 9. Notice of Dissolution of Group.

      Not applicable.

Item 10. Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 412693103	13G	Page 9 of 9 Pages

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2003

/s/ Richard W. Courts, II Richard W. Courts, II

/s/ Lynda B. Courts Lynda B. Courts

Atlantic Investment Company

By: /s/ Richard W. Courts, II Richard W. Courts, II, Chairman

Courts Foundation, Inc.

By: /s/ Richard W. Courts, II, Richard W. Courts, II, President